FORM 3
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.Name and Address of      2. Date of Event Requiring  4. Issuer Name and Ticker or Trading Symbol
  Reporting Person            Statement
  (Last)(First)(Middle)       (Month/Day/Year)

   Brown, Donald M.                04/28/00               CE Software, Inc.

                           3.IRS or Social     5.Relationship of   6. If Amendment,    7.Individual or
   2917 Meadow Lane          Security Number     Reporting Person     Date of Orginal    Joint/Group
                             of Reporting        to Issuer (check     (month/day/year)   Filing
        (Street)             Person (Voluntary)  all applicable)                         (Check applicable)
                               ###-##-####       __X_ Director                           _x_ Form filed by
 West Des Moines, IA 50265                       ____ 10% Owner                          One Reporting
  (City)      (State) (Zip)                      ____ Officer                            Person
                                                 ____ Other
                                                                                         ___ Form Filed by
                                                                                         One Reporting
                                                                                         Person


Table 1 - Non-derivative Securities Beneficially Owned

1. Title of Security     2. Amount of Securities     3. Ownership Form: Direct   4. Nature of Indirect
                            Beneficially Owned          (D) or Indirect (I)         Beneficial Ownership
                             (Instr. 4)                    (Instr. 5)                  (Instr. 5)
Common Stock                    102,270                         (D)






Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.(Print or Type Responses).

FORM 3 (continued) Table II-Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of Derivative   2.Date Exer-    3.Title and Amount         4.Conversion or   6.Nature of Indirect
  Security (Instr. 4)     cisable         of Securities              Exercise Price    Beneficial Ownership
                          and             Underlying Derivative      of Derivative     (Intr. 5)
                          Expiration      Security                   Security
                          Date
                         (Month/Day/
                         Year)
___________________________________________________________________________________________________________
                                Expira-             Amount
                         Date   tion                of
                         Exer-  Date                Number of
                         cisable         Title      Shares








Explanation of Responses:


          _______________________________________________   ________________
           **Signature of Reporting Person           Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient,See Instruction 6 for procedure.